Mail Stop 3010

March 4, 2010

Jerry Pascucci
President & Director
AAA Capital Energy Fund L.P. II (f/k/a Citigroup AAA Energy Fund LP II)
c/o Citigroup Managed Futures LLC
55 East 59th Street – 10th Floor
New York, New York 10022

> **Re:** **AAA Capital Energy Fund L.P. II (f/k/a Citigroup AAA Energy Fund LP II)**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-50272**

Dear Mr. Pacucci:

We have reviewed your response letter dated November 23, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Jerry Pacucci
AAA Capital Energy Fund L.P. II (f/k/a Citigroup AAA Energy Fund LP II)
March 4, 2010
Page 2

Form 10-K for the year ended December 31, 2008

Capital Resources, page 22

1.   We have reviewed your response to comment 7 in our letter dated September 17,
        2009. Please revise future filings to include a brief description of how you fund
        redemptions, similar to the description provided in your response.

Results of Operations, page 23

2.   We note your response to prior comment 8. We continue to believe that a
        description of changes in interest income is relevant to the discussion of changes
        in your net asset value for each period presented. Please revise future filings to
        clarify how an increase or decrease in interest earned by the partnership will
        affect the net asset value of the partnership. In addition, please describe period to
        period changes in interest income.

3.   We note your response to prior comment 8 and the proposed language in
        Appendix A to your response letter. Please confirm that in future filings you will
        discuss the reasons why CGM pays interest on 80% of your average daily equity
        maintained in cash in your brokerage account. In addition, please disclose and
        quantify the remaining 20% of the interest that was retained by CGM and explain
        the purpose of such amount retained by CGM.

The Master's Trading Value at Risk, page 27

4.   Please revise future filings to provide an additional table that reflects value at risk
        for the Partnership's portfolio as a whole.

Part III, page 31

Item 10. Directors, Executive Officers and Corporate Governance, page 31

5.   We note your response to prior comment 10. Rule 405 defines the term executive
        officer, *when used with reference to a registrant*, to include any person who
        performs policy making functions for the registrant. It appears that the executive
        officers of your general partner perform policy making functions for the registrant
        and therefore should be considered executive officers of the registrant. Please
        revise future filings to include the Item 401 information for these persons, as
        previously requested, or provide further analysis of why you believe it is
        appropriate to omit this disclosure.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Jennifer Gowetski, Attorney Advisor, at (202) 551-3401 with any other questions.

Sincerely,

Kevin Woody
Branch Chief